UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2024

Commission File No.: 001-41587

MultiMetaVerse Holdings Limited

Room 7033, 7/F, Tower B, No. 785 Hutai Road, Jingan District
Shanghai, China, 200065
(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On August 29, 2024, Yao Chen tendered her resignation from her position as the Chief Financial Officer (“CFO”) of MultiMetaVerse Holdings Limited (the “Company”), effective August 29, 2024. Ms. Chen’s resignation is not the result of any disagreement with the Company’s operations, policies or procedures and was accepted by the board of directors (the “Board”) of the Company.

On August 29, 2024, at the recommendation of the Company’s Chief Executive Officer, Yiran Xu, the Board approved and confirmed the appointment of Bin Li, as the succeeding CFO, to fill the vacancy created by Ms. Chen’s resignation, effective as of the same date

.Mr. Li has extensive experience in investment and corporate management. Immediately prior to Mr. Li’s appointment, he has served as the corporate secretary and department manager of Beijing Gaea Interactive Entertainment Group Co., Ltd. (“Gaea Interactive”), a related party under common control with Avatar Group Holdings Limited by Mr. Yanzhi Wang, since June 2015. Mr. Li led the listing of Gaea Interactive on the National Equities Exchange and Quotations (“NEEQ”). Mr. Li received his Bachelor’s degree in Tianjin University of Economics and Finance in 2005 and his Master’s degree in Accounting from Macquarie University in 2009. Mr. Li is a member of CPA Australia, and he holds a qualification certificate of NEEQ company secretary. There are no family relationships between Mr. Li and any other executive officer or director of the Company. There have been no related transactions, and none are currently proposed between or among Mr. Li, the Company, executive officer, director, or control person.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 29, 2024

MULTIMETAVERSE HOLDINGS LIMITED

By:	/s/ Yiran Xu
Name:	Yiran Xu
Title:	Chief Executive Officer

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